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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                R Wireless, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  74976E 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Mark S. Neuhaus
                                  PO Box 5629
                               Ketchum, ID 83340
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 29, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74976E 10 4                13D                      Page 2 of 5 Pages


--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Mark S. Neuhaus
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)

--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
     USA
--------------------------------------------------------------------------------
               7.   Sole Voting Power
 NUMBER OF          3,015,000
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           4,647,626
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           3,015,000
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    4,647,626
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
     7,662,626
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
     51.7%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

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CUSIP No.  74976E 10 4                13D                      Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER

The class of security to which this statement relates is common stock of the issuer herein, R Wireless, Inc. ("Wireless"), formerly named HOM Corporation, whose address is 4210 Columbia Road, Suite 10C, Martinez, GA 30907.

ITEM 2. IDENTITY AND BACKGROUND

         (a)      The person filing this statement is Mark S. Neuhaus
                  ("Neuhaus").

         (b)      Neuhaus' business address is PO Box 5629, Ketchum, ID 83340.

         (c) Neuhaus' present principal occupation is as a private investor and the President and Chief Executive Officer of Wireless, 4210 Columbia Road, Suite 10C, Martinez, GA 30907, and various affiliated companies, Wireless becoming involved in providing wireless fidelity services and publishing and distributing a real estate sales magazine.

         (d) Neuhaus has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neuhaus has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Neuhaus is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         MA&N LLC ("MA&N") received 4,647,626 shares of Wireless common stock pursuant to a Stock Acquisition Agreement between MA&N and Wireless dated December 12, 2002. Neuhaus has a 50% equity interest in MA&N, the other 50% equity interest being owned by his wife, Nicole Bloom-Neuhaus. The consideration for the acquisition by MA&N was:

         1. All rights relating to the provision of ISP wireless service from not less than five nodes, including effective lease or other authorization to use the locations involved and all necessary equipment.

         2. Consultation with Wireless for at least two years on financial and management matters with a view to materially enhancing Wireless' performance.

         3. Arranging for personnel who can effect the management of Wireless.

         4. Causing Wireless to proceed with the contemplated business plan of acquiring additional entities or business operations in the ISP wireless business.

         5. Funding of current payment of accounting and legal fees to enable upcoming filings with the U.S. Securities and Exchange Commission to be made on Form 8-K with respect to this transaction and other relevant transactions and on Form 10-K with respect to Wireless' fiscal year ended September 30, 2002 (which included currently outstanding accounting fees), estimated to be in the range of $75,000 - $100,000. It was MA&N's intent to file these forms within the time periods prescribed by law and regulations, which was accomplished.

         Neuhaus received 3,000,000 shares of common stock of Wireless as compensation for one year's services as President of Wireless from January 15, 2003 through January 14, 2004.

         The stock received by Neuhaus was valued at $.05 a share, or a total consideration of $150,000.

         On January 29, 2003, Neuhaus purchased 15,000 shares of Wireless common stock at $.25 a share, for a total consideration of $3,750.


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CUSIP No.  74976E 10 4                13D                      Page 4 of 5 Pages

ITEM 4. PURPOSE OF TRANSACTION

         The acquisition of 4,647,626 shares of MA&N was designed to allow Neuhaus and his wife to gain control of Wireless. The acquisition of 3,000,000 shares provided Neuhaus compensation for one year's services for Wireless. The acquisition of 15,000 shares was a personal investment by Neuhaus.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Neuhaus has a direct beneficial interest in 3,015,000 shares of Wireless common stock. He has an indirect beneficial interest in the 4,647,626 shares of Wireless common stock owned by MA&N resulting from his 50% ownership of MA&N. As a result, he claims a pecuniary interest in 2,323,813 shares of Wireless common stock held by MA&N and disclaims any pecuniary interest, and thus no ultimate beneficial interest, in the 2,323,813 shares of Wireless common stock in which his wife has a pecuniary interest. In this regard, a Schedule 13-D was filed with the Securities and Exchange Commission on December 23, 2002 with respect to such 4,647,626 shares on behalf of MA&N, Neuhaus and his wife, Nicole Bloom-Neuhaus, as a group. Neuhaus believes this was an error and disclaims having been or currently being in a group with any other person as regards his interest in Wireless common stock, having no arrangement or understandings relating to the control, voting or disposition of Wireless common stock with any other person.

         (b) (See items 7-10 on the cover page)

         (c) Neuhaus has not effected any transactions, and does not know of any effected by any of the other persons named in paragraph (a), above, in Wireless common stock during the past 60 days.

         (d) NA

         (e) NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Neuhaus has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Wireless, other than under the Employment Agreement dated as of January 15, 2003 pursuant to which the 3,000,000 shares of Wireless common stock referred to in (a) of this Item 5 was acquired by Neuhaus.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         99.8 Employment Agreement dated as of January 15, 2003 between R Wireless, Inc. and Mark S. Neuhaus, incorporated by reference from Form S-8 of Wireless filed February 19, 2003.



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CUSIP No.  74976E 10 4                13D                      Page 5 of 5 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       April 24, 2003
                                              ----------------------------------
                                                           Date

                                                   /s/ Mark S. Neuhaus
                                              ----------------------------------
                                                        Signature

                                                     Mark S. Neuhaus
                                              ----------------------------------
                                                       Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)